UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”)
for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1
under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from
Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Beach Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation

245 Summer Street Boston, MA 02210

Please send all communications, notices and orders to: Scott C. Goebel, Esq. General Counsel Fidelity Management & Research Company 245 Summer Street, V10E Boston, Massachusetts 02110
With a copy to:

Joseph R. Fleming, Esq.
Allison M. Fumai, Esq.
Stuart M. Strauss, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

Page 1 of 73 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on September 26, 2014.

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TABLE OF CONTENTS
(continued)

				Page

			(a) The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs	37

	B.	Legal Analysis of Relief		38

		1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act	39
		2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	40
		3.	Section 22(e) of the 1940 Act	42
		4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief	45
		5.	Section 12(d)(1) of the 1940 Act	49
		6.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief	55

IV.	CONDITIONS			58

	A.	ETF Relief		58
	B.	Section 12(d)(1) Relief		59

V.	PROCEDURAL MATTERS			63

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of: Fidelity Beach Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation File No. 812-_______
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

SUMMARY OF APPLICATION
In this application (“Application”), Fidelity Beach Street Trust (the “Trust”); Fidelity Management & Research Company and FMR Co., Inc. (together, “FMR”); and Fidelity Distributors Corporation (the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).
Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate the series with an actively-managed investment portfolio described in Appendix A (“Initial Fund”) that will offer exchange-traded shares (“Shares”).
Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering Shares as well as other future open-end management companies offering Shares that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised or sub-advised by Fidelity Management & Research Company, FMR

Co., Inc., or an entity controlling, controlled by, or under common control with Fidelity Management & Research Company or FMR Co., Inc. (Fidelity Management & Research Company, FMR Co., Inc., and each such other entity and any successor thereto included in the term “Adviser”), and (b) comply with the terms and conditions of the Application.1  The Initial Fund and Future Funds together are the “Funds.”  Each Fund will operate as an exchange-traded fund (“ETF”).
As an initial matter, it is important to note that the Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively-managed exchange-traded funds (“Active ETFs”) seeking relief similar to the relief that Applicants are requesting.2  As addressed below, however, there are distinguishing aspects of the Funds vis-à-vis existing Active ETFs.  Most importantly, the Funds will not make their portfolio holdings fully transparent.  Accordingly, this Application discusses in detail the factual and legal considerations supporting the requested ETF Relief.
The principal difference between the Funds and prior Active ETFs is that the Funds, in lieu of providing full portfolio holdings transparency daily to facilitate market participants’ hedging of and intra-day arbitrage in Shares, would provide other information that is sufficient on its own to enable such arbitrage.  More specifically, each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag.  In addition, a tracking basket (“Tracking Basket”) for each Fund, which is designed to closely track the performance of the Fund, will be published daily on each Fund’s website following the market close.  The Tracking Basket will be comprised of the Fund’s recently disclosed portfolio holdings and representative ETFs.  The Tracking Basket will be optimized utilizing a risk model to minimize deviations in return of the Tracking Basket relative to the Fund. An indicative net asset value

1	For the purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2
See, e.g., VTL Associates, LLC, et al., Investment Company Act Release Nos. 30763 (Oct. 24, 2013) (notice) and 30789 (Nov. 19, 2013) (order); Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30382 (Feb. 13, 2013) (notice) and 30423 (Mar. 12, 2013) (order); T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order).

(“INAV”) of the Tracking Basket (“Tracking Basket INAV”) also will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares. The Tracking Basket will also constitute the names and quantities of instruments for both purchases (“Deposit Instruments”) and redemptions (“Redemption Instruments”) of Creation Units (as defined below).
Applicants anticipate that the deviation in the returns between a Fund and its Tracking Basket will be sufficiently small to allow market participants effectively to use the Tracking Basket as a hedging vehicle.  Applicants further believe that these disclosures (of the Fund’s portfolio holdings, the Tracking Basket and the Tracking Basket INAV) will allow market participants to understand the relationship between the performance of the Fund and the Tracking Basket.  Accordingly, Applicants believe that the ETF Relief requested meets the standards required under the 1940 Act and should be granted.
In addition to not making their full portfolio holdings transparent daily, another distinguishing aspect of the Funds is that retail investors will be able to redeem Shares directly from a Fund under certain circumstances.  While Shares will generally be redeemable only in large aggregations (“Creation Units”), a Fund’s Small Allotment Redemption Feature (as defined below) provides an exception to that rule and retail owners may submit orders to redeem Shares at net asset value per Share (“NAV”) directly to a Fund for a limited period of time if Shares trade at a particular discount to NAV for a particular period of time.
The Order would permit (i) Shares of the Funds to trade on a Stock Exchange (as defined below) at prices set by the market rather than at NAV; (ii) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven (7) calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable only in Creation Units, except in connection with the Small Allotment Redemption Feature; and (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units.  Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”).  The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit, except as described in section I.F.8.
Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).  Applicants request that any exemption under Section 12(d)(1)(J) apply to:  (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”).  Investing Funds do not include the Funds.  This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief” and together with the ETF Relief, “Relief”).3
All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.  In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.
No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
I.           Actively-Managed Exchange-Traded Funds.
A.           Applicants
1.           The Trust.  The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The Trust will be organized as a series fund and may have multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section

3
Certain Funds may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) (each such Fund, an “FOF ETF”).  It is within a Fund’s discretion to permit reliance on the Section 12(d)(1) Relief.  In no case will a Fund that is an FOF ETF rely on the Section 12(d)(1) Relief.

10 of the 1940 Act.4 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. To the extent that a Fund operates as a regulated investment company (“RIC”), the Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).
2.           The Adviser.  Fidelity Management & Research Company or FMR Co., Inc. will be the investment adviser to the Initial Fund. Each of Fidelity Management & Research Company and FMR Co., Inc. is a Massachusetts corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  Each has its principal office located in Boston, Massachusetts. Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act.  The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act.
3.           The Distributor.  FDC, a registered broker-dealer under the Exchange Act, is a Massachusetts corporation and will act as the distributor and principal underwriter of the Funds.  The Distributor will distribute Shares on an agency basis. The Distributor will comply with the terms and conditions of this Application.  Applicants request that the Order requested herein apply to any future Distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

4	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

No Distributor, Adviser, Sub-Adviser, Trust or Fund is, or will be, affiliated with any Stock Exchange.
B.           Applicants’ Proposal For Funds
Except for the unique features of the Funds described in this section, the Funds will generally operate in the same manner as existing Active ETFs.
1.           Background
The Commission has considered the concept of Active ETFs since at least 2001.  At that time, the Commission issued a Concept Release on Active ETFs and sought public comment to assist it with its consideration of sponsors’ potential Active ETF proposals.5
At the time of the Concept Release, the Commission had only permitted ETFs that sought to track the (price and yield) performance of an underlying index (“Index ETFs”).  In the Concept Release, the Commission identified transparency as a characteristic of Index ETFs that was widely thought to be important to the success of the ETF arbitrage mechanism and its ability to keep the market price of ETF shares close to NAV.
The Concept Release posited that transparency was important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value a position in an ETF’s shares, and thus transact with the ETF in creation units and with retail investors in the secondary market as required for the ETF’s arbitrage mechanism to function.6

5	Investment Company Act Release No. 25258 (November 8, 2001) (“Concept Release”).

6
See Concept Release at Section IV.B.1 (“Th[e] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”)  To be clear, the Concept Release did not suggest, and Index ETF exemptive applications have not required, that Index ETFs’ portfolios be transparent.  Rather, transparency has historically been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent and investing at least 80% of their assets in the securities of the underlying index.

Since issuing the Concept Release, the Commission has approved the first Active ETFs.  As alluded to above, they are fully transparent, which means that, on a daily basis, they make their full portfolio holdings which will serve as the basis for that day’s NAV calculation available to the market before trading in their shares begins on a Stock Exchange.
In insisting on such portfolio transparency, the Commission has adhered to the principle of transparency articulated in the Concept Release.  As is implicit in the Concept Release’s discussion of transparency, transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently.  Rather, transparency is a proxy for characteristics that permit arbitrageurs to value and hedge a position in an ETF’s shares, which in turn facilitates the arbitrage process.  As discussed below, Applicants do not believe that full portfolio holdings transparency on a daily basis is necessary for the maintenance of an efficient ETF arbitrage mechanism.
2.           The Funds’ Proposed Arbitrage Mechanism
In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in an ETF’s shares.  Applicants’ view is based on the fact that, in their experience, as the risk of a trade increases, so must the profit potential for the trade to be undertaken by a trader or arbitrageur.  In the ETF context, this means that, for an arbitrageur to undertake an arbitrage trade in an ETF’s shares, either the risk of the trade must be low or the profit potential must be high.  Overall, reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any premium/discount between such market price and NAV.
In ETF trading, there is greater profit potential when the market price of an ETF’s shares is far away, or moving away, from the ETF’s NAV.  Conversely, there is less profit potential when the market price remains close to NAV.  Applicants consider any significant premium/discount in an ETF’s share price as a measure of the profit potential required by arbitrageurs to conduct arbitrage transactions in the

ETF’s shares:7  an ETF’s arbitrage mechanism is most effective (i.e., the premium/discount is low) when arbitrageurs require minimal profit potential – due to the low risk nature of arbitrage trades – to enter into such trades.  Under such circumstances, arbitrage trades may then be undertaken when there is only a small premium/discount and as a result, the market price consistently reverts to NAV.
To date, Active ETFs have uniformly sought to facilitate low-risk arbitrage trades by providing full portfolio holdings transparency daily.  Because FMR is an active manager that uses proprietary research and expertise to manage client portfolios, FMR has determined that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies “transparent.”  In developing this proposal, therefore, FMR has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares.  Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by disclosing on a daily basis a Tracking Basket comprised of recently disclosed portfolio holdings and representative ETFs which can be used as a hedging vehicle by Authorized Participants and market makers and disseminating throughout the primary trading session in a Fund’s Shares the Tracking Basket INAV every 15 seconds, as described in further detail below.
(a)           Portfolio Holdings Disclosure
Each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag.

7
Applicants distinguish between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV.  The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market.  The “premium/discount” refers to the premium or discount to NAV at which the ETF’s shares trade and may be calculated based on the Bid/Ask Price or the Closing Price relative to NAV.  The “Closing Price” of Shares is the closing price of Shares on the Fund’s Exchange.  The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer for Shares on the Fund’s Exchange at the time that the Fund’s NAV is calculated.  The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

(b)           Tracking Basket
Applicants believe that a reliable hedging vehicle is an instrument (or group of instruments) whose performance reliably correlates to the NAV of the relevant Fund.  More specifically, based on discussions with arbitrageurs and FMR’s trading experience, Applicants have identified a number of critical attributes of a reliable hedging vehicle for the Funds.
For each Fund, FMR will identify the contents of a Tracking Basket, designed to track closely the performance of the Fund.  The Tracking Basket will consist of a combination of the Fund’s recently disclosed portfolio holdings and representative ETFs and will be comprised of a portion of the securities in a Fund’s portfolio.  The Tracking Basket will be optimized utilizing a risk model to minimize deviations in return of the Tracking Basket relative to the Fund and will be used to facilitate the creation/redemption process.  FMR believes that, under the circumstances described, arbitrageurs will be able to use the Tracking Basket as a reliable hedging vehicle for the Fund.
(c)           Conclusion
In sum, Applicants believe that, even in the absence of daily full portfolio holdings transparency, given a Tracking Basket of the quality described, arbitrageurs will have a reliable hedging vehicle that they understand and can use to effectuate low-risk arbitrage trades in Shares.  In addition, arbitrageurs in Shares will also have access to the Tracking Basket INAV for each Fund throughout the trading day.  Armed with these tools, arbitrageurs should be able to conduct low-risk hedge and arbitrage transactions in Shares.
C.           Benefits of Funds to Investors.
Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units.  One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares.  As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market.  Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.  Applicants also expect that specialists or market makers (collectively, “Exchange Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.
Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  As in the case of other Active ETFs, the Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; and will immediately reinvest interest received on Portfolio Instruments.
D.           Capital Structure and Voting Rights; Book Entry.
Beneficial owners of Shares (“Beneficial Owners”) of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.
Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the

DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.
E.           Exchange Listing.
Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Stock Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.8 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.
F.           Purchases and Redemptions of Shares and Creation Units.
1.           General.  Except as described below in section I.F.8, the Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each “Business Day,” which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940

8
If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.B.4 below.

Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares. Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.
In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units generally in kind. The Tracking Basket will be used to facilitate the creation/redemption process.  More specifically, subject to certain exemptions described below, persons purchasing a Creation Unit will make an in kind deposit of the securities comprising the Tracking Basket and the Fund and shareholders redeeming a Creation Unit will receive an in kind transfer of the securities comprising the Tracking Basket.  The Tracking Basket will be comprised of a portion of the securities in a Fund’s portfolio to facilitate liquidity for redemptions.  In the event that redemptions exceed the amount of the Fund's assets that are held in securities comprising the Tracking Basket, the Fund may redeem shares wholly or partially in cash.  In extreme circumstances (i.e., a redemption of the majority of Fund assets), the Fund may redeem a portion of the total portfolio.  If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Tracking Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).
Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Tracking Basket, as well as the estimated Cash Amount (if any), for that day.  The published Tracking Basket will apply until a new Tracking Basket is announced on the following Business Day, and there will be no intra-day changes to the Tracking Basket except to correct errors in the published Tracking Basket.9
All orders to purchase Creation Units must be placed with the Distributor or its agent by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.
2.           NSCC Process, DTC Process and Process for the Funds.  Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a non-automated clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (“NSCC Process” and “DTC Process,” respectively). This is generally true for current ETFs which hold foreign securities.
For Funds holding non-U.S. investments (“Global Funds”), once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (“Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized

9
The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Tracking Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or cash. Deposit Instruments and/or cash must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the subcustodians will confirm to the Custodian that the required cash and/or Deposit Instruments have been delivered, and the Custodian will notify the Adviser and Distributor that such required cash and/or Deposit Instruments have been delivered. The Distributor or its agent will then furnish the purchaser with a confirmation and the Fund’s prospectus (“Prospectus”).
The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs, and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.
Equity securities will be processed either through an enhanced clearing process or through a non-automated clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the non-automated clearing process (i.e., the DTC Process), which is available to all DTC participants, involves an individual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.10 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.
A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.
3.           Transaction Fees.  The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.11 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.  Transaction

10
Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each fixed income fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Exchange Market Makers, arbitrageurs and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

11	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments.  Variations in the Transaction Fee may be made from time to time.
4.           Timing and Transmission of Purchase Orders.  All orders to purchase Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor or its agent no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”), in order for the purchaser to receive the NAV determined on the Transmittal Date.  In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.  On days when a Stock Exchange or the bond markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.
The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and/or any applicable cash, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor or its agent will furnish a Prospectus and a confirmation to those placing purchase orders.
A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and/or any applicable cash have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and/or cash have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments and/or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized

Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.
5.           Payment for Creation Units.
(a)           General.  Persons purchasing Creation Units from the Funds must transfer the Deposit Instruments and/or cash, as described above, plus the applicable Transaction Fee. With respect to any cash payments, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1).  In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3).
(b)           Global Funds.  An in-kind purchase of a Creation Unit of a Global Fund will operate as follows.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian.  The Custodian will then inform the appropriate sub-custodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Deposit Instruments and/or cash.  Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians.  All sub-custodians will comply with Rule 17f-5 under the 1940 Act.  The instruments and the number of the Deposit Instruments change and are rebalanced from time to time by the Adviser in light of the investment objective of such Fund.
6.           Rejection of Creation Unit Purchase Orders.  As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form.  A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;
(ii)	the acceptance of the Tracking Basket would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;
(iii)	the acceptance of the Tracking Basket would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;
(iv)	the acceptance of the Tracking Basket would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of beneficial owners; or
(v)
there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.
7.           Redemption.  Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except during a Small Allotment Redemption Period or in the event the Fund is liquidated).12  To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.
Redemptions of Creation Units for cash will occur as described above in section I.F.1. through procedures that are analogous (in reverse) to those for purchases. All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or entirely in cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

12
In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority of the Board either at a meeting or by written consent or by the affirmative vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the Redemption Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Redemption Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.
For Global Funds, a redemption request will not be made through DTC. Creation Units of the Initial Fund and certain Future Funds will be redeemed principally in kind. However, the Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Global Fund either in-kind, in cash, or a combination of each, as described above in section I.F.1., provided that the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund tendered for redemption.  The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.
The right to redeem Shares will not be suspended nor payment upon redemption delayed, except as otherwise provided by Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act or as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

8.           Small Allotment Redemption Feature While Beneficial Owners generally must accumulate enough Shares to constitute a Creation Unit in order to redeem Shares directly from a Fund, a Fund’s Small Allotment Redemption Feature provides an exception to that rule.  Under the “Small Allotment Redemption Feature,” Beneficial Owners may submit orders to redeem Shares at NAV directly to a Fund for a limited period of time (the “Small Allotment Redemption Period”) if Shares trade at a particular discount to NAV for a particular period of time.  The trading of Shares at such a discount for such a period is referred to as the “Trigger” of a Small Allotment Redemption Period.  A Small Allotment Redemption Period may be open for a specified period of time (for example, up to fifteen (15) calendar days).
Under the Funds’ Small Allotment Redemption Feature, a Beneficial Owner will be able to place a redemption order directly with a Fund or its agent if, for a specified period of time, the Closing Price or Bid/Ask Price reflects a material discount, as determined by the Board in its sole discretion taking into account the Fund’s investment strategy and portfolio holdings (a “Material Discount”).  The Board, however, will retain at all times the authority to adjust the Trigger for a Fund’s Small Allotment Redemption Period to reflect a lower discount and/or to begin a Small Allotment Redemption Period earlier, if it finds that adjusting the Trigger is in the best interest of the Fund’s shareholders.
When a Fund’s Trigger is met, its Small Allotment Redemption Period will open, and all Beneficial Owners of the Fund will have the option to instruct the DTC Participant through which they hold Shares to submit an order to redeem Shares directly from the Fund or its transfer agent (“Small Allotment Redemption Order”).  Redemption orders from Beneficial Owners of the Fund will be sent from their broker-dealers and/or DTC Participants to the Fund or its transfer agent through the DTCC Investors’ Voluntary Redemptions and Sales (“IVORS”) application. Such an instruction must be received by the relevant DTC Participant during the Fund’s Small Allotment Redemption Period that begins on the first Business Day immediately after the Trigger is met and ends at the Small Allotment Cut-Off Time (as defined below).  Any Beneficial Owner may submit a Small Allotment Redemption

Order during the Small Allotment Redemption Period but may only submit an amount of Shares for redemption smaller than a Creation Unit.  Redemption proceeds in connection with any Small Allotment Redemption Order will be distributed in cash. During the Small Allotment Redemption Period, redemptions of Creation Units by and through Authorized Participants will remain available.
On each Business Day during the Small Allotment Redemption Period, a Fund will process all Small Allotment Redemption Orders received at the NAV of the Fund next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a transaction fee not to exceed 2%, as established by the Board.  The Business Day that the Small Allotment Redemption Order is received in proper form will be the redemption date with respect to those Shares (the “Small Allotment Redemption Date”), provided it is received by the Small Allotment Cut-Off Time (as defined below).
Each Fund will establish a cut-off time for Small Allotment Redemption Orders (“Small Allotment Cut-Off Time”) in proper form, which is expected to be the close of regular trading on the NYSE, generally 4:00 p.m. ET, on the Business Day that the Small Allotment Redemption Order is placed.  All instructions in proper form from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order will be processed by each DTC Participant and submitted directly to the Fund transfer agent in the DTC Participant’s name at the transfer agent, as long as the order is received prior to the Small Allotment Cut-Off Time.  Any redemption instructions submitted by a DTC Participant on behalf of Beneficial Owners and received by the transfer agent will be irrevocable.
The date of payment upon redemption will not exceed seven (7) days after the Small Allotment Redemption Date, other than as provided by Section 22(e) of the 1940 Act. The cash proceeds from any Small Allotment Redemption Order received are generally expected to be delivered through DTC to the applicable DTC Participant’s account at DTC.  The DTC Participant will in turn deposit the proceeds in the Beneficial Owner’s account or the account of the financial institution carrying the account of the Beneficial Owner.

Once a Trigger is met, a Fund will notify Beneficial Owners of their ability to place a Small Allotment Redemption Order by (a) delivering notice, via the transfer agent and DTC, to the DTC Participant13 and (b) posting information about the Small Allotment Redemption Period on the Fund’s website.  In addition, the Fund expects to utilize existing DTC processes commonly used to notify beneficial shareholders with respect to corporate actions that require shareholder response or action.14  Following notice to DTC, owners of record of a Fund (which are also DTC Participants) are then expected to use their standard notification procedures to disseminate the necessary information to Beneficial Owners to participate in the Small Allotment Redemption Feature, in accordance with Commission and Exchange requirements and pursuant to any agreement between a DTC Participant and the Beneficial Owner.15
The transfer agent will activate the Fund for Small Allotment Redemption processing by the Fund’s CUSIP to the IVORS Standing Instruction Database.  Once active, Beneficial Owners who wish to place a Small Allotment Redemption Order will be required to so instruct their intermediary.  If the intermediary is a DTC Participant, it will utilize IVORS to notify DTC and the transfer agent of any

13
Applicants anticipate that the notice will include, in plain English the following information: information about why they are receiving such notice (i.e., that the Small Allotment Redemption Feature has been triggered); information about how a Beneficial Owner can redeem his or her Shares (i.e., by instructing the DTC Participant through which he or she holds Shares to submit a redemption order); information about when (time and date) such an order must be submitted (e.g., within 15 Business Days of the Trigger of the Small Allotment Redemption Period); disclosure that the redemption will be priced at the NAV next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a transaction fee not to exceed 2%; disclosure that the Beneficial Owner, if he or she decides to redeem, will receive cash, and the anticipated timing of such cash payment; disclosure that the Beneficial Owner is not required to take any action, and is not required to redeem Shares, but will then remain a shareholder of the Fund; disclosure that any redemption instruction would be irrevocable; disclosure about the Fund’s portfolio activities during the Small Allotment Redemption Period including, if applicable and known at the time of the notice, disclosure that the Fund will begin liquidation and may not achieve its investment objectives during such liquidation; and contact information for any questions.

14
Based on Applicants’ current understanding of DTC processes for corporate actions, Applicants expect that the transfer agent will transmit files to DTC providing the necessary information for DTC to initiate the Small Allotment Redemption Period. The DTC will validate the information and will send a confirmation back to the transfer agent that the Small Allotment Redemption Period has commenced. The DTC will then transmit information about the commencement of the Small Allotment Redemption Period to Brokers to notify the Beneficial Owners.

15
See FINRA Rule 2251, which requires members to forward issuer-related materials to a beneficial owner if the member carries the account for such beneficial owner. Applicants believe that broker-dealers that own Shares in an account at DTC will be required under such rule to forward notice of the Trigger and the opening of the Small Allotment Redemption Period to all customers who are Beneficial Owners.

Small Allotment Redemption Orders received from Beneficial Owners and deliver Shares to be redeemed to the transfer agent at an account maintained at DTC for such purpose.16  The IVORS application validates that the intermediary has available Shares in its DTC Participant Account and that the order has been processed before the Fund’s cut-off.  Settlement occurs via the DTC Settlement System.
No more than one Small Allotment Redemption Period may exist for a Fund at any one time. In the event that a Fund’s Trigger is met again, immediately upon the end of a Small Allotment Redemption Period, due to, for example, further trading of Shares at discounted market prices during the Small Allotment Redemption Period, a subsequent Small Allotment Redemption Period will commence on the first Business Day following the last Business Day of the previous Small Allotment Redemption Period. Any Small Allotment Redemption Order placed during the subsequent Small Allotment Redemption Period will be subject to the same processes and requirements applicable to a Small Allotment Redemption Order placed during the previous Small Allotment Redemption Period.
9.           Pricing of Shares.  The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.
Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

G.           Shareholder Transaction and Operational Fees and Expenses.
No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.
All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Adviser or some other party.
Each Fund’s investment management contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The management fees paid by the various Funds may differ.
The Adviser or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.
H.           Dividend Reinvestment Service.
The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in

16
Applicants believe that for non-DTC Participants, a similar process will apply through their clearing firms. For example, in the case of a broker-dealer intermediary that is not a DTC Participant, Applicants expect that the intermediary will notify its clearing firm of any Small Allotment Redemption Orders received from Beneficial Owners. The clearing firm will, in turn, utilize IVORS to notify the transfer agent of the Small Allotment Redemption Orders and deliver Shares to be redeemed to the account maintained at DTC for such purpose.  Like DTC Participants, the DTC account would have the equivalent of an omnibus account with the Funds’ transfer agent, into which the Funds could deposit redemption proceeds.

which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.
I.           Availability of Information.
Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price at the time of calculation of such NAV, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV.  The website will also disclose the Tracking Basket for each Fund.  Further, in the event that the Trigger of the Fund’s Small Allotment Redemption Feature is met, the website will disclose the existence and duration of the Small Allotment Redemption Period and the process to be followed to submit a Small Allotment Redemption Order.
Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange or other market data vendor will disseminate, throughout the trading day through the facilities of the Consolidated Tape Association, the Tracking Basket INAV every 15 seconds for each Fund.  The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.
J.           Sales and Marketing Materials; Prospectus Disclosure.
Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares generally are not individually redeemable, except in connection with the Small Allotment Redemption Feature.
No Fund will be advertised or marketed as an open-end investment company, i.e., as a mutual fund, which offers individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares generally are not individually redeemable and that, under normal circumstances, owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.  A Fund’s disclosure documents and advertising material, however, may discuss the Small Allotment Redemption Feature, as described above in section I.F.8.

II.           Funds of Actively-Managed Exchange-Traded Funds.
A.           The Investing Funds.
As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.
B.           Proposed Transactions.
Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.
C.           Fees and Expenses.
Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.
D.           Conditions and Disclosure Relating to Section 12(d)(1) Relief.
To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.
III.           Request for Exemptive Relief and Legal Analysis.
A.           In Support of the Relief
1.           The Funds Will Not Raise the Concerns Set Forth in the Concept Release
In the Concept Release, the Commission stated that, in evaluating any specific proposal for an Active ETF, it would consider whether the proposal presents certain regulatory concerns.  Because Applicants’ proposal is for Active ETFs, they have considered the concerns identified by the Commission in the Concept Release.

(a)           The Funds Will Not Discriminate Among Shareholders
Section 1(b)(3) of the 1940 Act states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions.  The Commission cited Section 1(b)(3) in the Concept Release and identified a number of scenarios that might unfold with respect to an Active ETF that could, it believed, contravene the letter or spirit of Section 1(b)(3).
•
First, the Commission questioned whether the operation of an Active ETF would discriminatorily place investors who have the financial resources to purchase or redeem a Creation Unit in a different position than retail investors who are expected generally to buy and sell ETF shares at market price.

•	Second, the Commission said, “significant deviations could develop between the market price and the NAV” of an Active ETF’s shares.
•
Third, the Commission observed that it “might … be possible that, during any particular time, the NAV of an [Active ETF] could be increasing while the market price of its shares could be falling, and vice versa.”

(i)	The Arbitrage Mechanism Will Not Discriminate Against Investors Who Are Not Authorized Participants
Applicants understand the Commission’s concern regarding the arbitrage mechanism to be that it may discriminate against investors who are not Authorized Participants because they do not possess the financial resources to transact in Creation Units (at NAV) and, therefore, are confined to purchasing and selling Shares in the secondary market at a price that may differ from NAV.  Stated differently, the concern seems to be whether the ETF structure is necessary or appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the 1940 Act.  Applicants submit that it is.
Applicants believe that a fund does not discriminate against an investor if the fund provides all investors the same investment opportunities.  With respect to ETFs, all investors have the same investment opportunities; similarly, here, all Fund investors will have the same investment opportunities:  ETFs stand ready, just as the Funds will stand ready, to sell (redeem) Creation Units to (from) any Authorized Participant at any time, and any investor is permitted to transact through an Authorized Participant.  The mere fact that an investor that does not have the financial resources to transact in Creation Units as, or through, an Authorized Participant does not cause such transactions to discriminate against that investor.
The Commission has previously approved the ETF structure and issued several orders (directly or pursuant to delegated authority) that permit ETFs, including Active ETFs.  In this way, the ETF structure, including its arbitrage mechanism, have been repeatedly approved by the Commission with a full and complete understanding that only certain investors would have the financial resources, and be able, to utilize an ETF’s arbitrage mechanism by transacting at NAV and/or market price.  There is nothing different in the Applicants’ proposal than has been previously approved by the Commission in past ETF orders.  Thus, Applicants contend that the Funds should not be viewed as giving rise to any type of discriminatory treatment of shareholders, or creating any imbalance of equities, of a type not approved in connection with existing ETFs or of a type that Section 1(b)(3) was designed to prevent.
(ii)	Shares Are Not Expected to Trade at Significant Premiums or Discounts
Past applicants for both Active and Index ETFs have essentially argued that the ETFs would not trade at a significant premium or discount because their portfolios, or the indexes underlying their portfolios, would be fully transparent and thereby support an efficient arbitrage mechanism.

As Applicants demonstrate above, however, an efficient arbitrage mechanism does not require daily full portfolio holdings transparency.  Daily portfolio holdings transparency is merely one means for providing the market with a low-risk arbitrage trade.  Applicants propose to use other means to achieve the same end.  Specifically, for each Fund, a Tracking Basket will be provided, together with the disclosure of the Tracking Basket INAV every 15 seconds throughout the trading day.  Under these circumstances, Applicants believe that the Funds should have an efficient arbitrage mechanism.
In any case, Applicants believe that the Funds’ arbitrage mechanism will be sufficiently efficient to warrant the relief requested.
(iii)	Shares are No Different Than Existing ETF Securities: Their Market Price May Temporarily Inversely Reflect Changes in NAV
In the Concept Release, the other potentially relevant concern expressed by the Commission in its discussion of Section 1(b)(3) was that the market price of an Active ETF’s shares may move in the opposite direction as the ETF’s NAV.  Applicants do not believe that temporary inverse movements between an ETF’s market price and NAV necessarily signal a fundamental breakdown in the arbitrage process or a fundamental problem with the ETF structure generally.
The market price of an ETF’s shares may move in the opposite direction of its NAV for many reasons.  For example, the NAV may be increasing because the value of certain underlying securities is increasing; at the same time, the market price may hold steady or decline because, even with the increase in NAV, the arbitrage profit available to arbitrageurs does not adequately compensate them for the risk of the arbitrage trade.  This may be true because the underlying securities in the ETF do not trade synchronously with the ETF shares and, therefore, arbitrageurs cannot accurately value the profit available to them in an arbitrage trade and/or cannot execute the arbitrage trade at the desired profit level.  In Applicants’ view, this is a situation that will correct itself when the arbitrage profit available to arbitrageurs in connection with the available arbitrage trade appropriately compensates them for the risk of the trade.  More importantly, this is a situation that Applicants do not believe will pertain to the Funds due to the disclosure of the Tracking Basket and the Tracking Basket INAV for each Fund.
(iv)	The Funds Will Not Be Susceptible to Front-Running or Free-Riding17
Applicants believe that the information to be disseminated to the public will enable arbitrageurs to transact in Creation Units and efficiently conduct arbitrage transactions with respect to Shares, but do not believe that this information will be sufficient for third parties to reverse engineer a Fund’s portfolio.  Specifically, Applicants do not intend to disclose a Fund's holdings in a manner that gives rise to an opportunity to front-run a Fund.  As noted above, unlike existing Active ETFs, Applicants will not disclose a Fund’s full portfolio holdings on a daily basis.  Instead, Applicants will generally disclose a Fund’s portfolio holdings monthly with a 30-day lag.  Traditional mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-Q.  Many of the mutual funds advised by the Adviser make their portfolio holdings available on Fidelity’s website on a monthly basis, 30 days after the month end.  Applicants will otherwise disclose only the information discussed above, including each Fund’s Tracking Basket and Tracking Basket INAV.
As alluded to above, the Funds’ portfolio management decisions are made by a portfolio manager or portfolio management team relying upon fundamental research and other methods provided by a skilled group of analysts.  The Adviser does not believe that the investment decisions made on behalf of

17
As defined by the Concept Release, “front running” occurs when other investors are permitted to trade ahead of a fund based on [public] knowledge that the fund will trade later.  “Free riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it.

the Funds can be contemporaneously known or deduced by third parties based on the disclosures to be provided.  For these reasons, Applicants do not believe that free riding is a concern for the Funds.
(b)           The Funds Will Address Potential Conflicts of Interest
Another regulatory concern that the Commission raised in the Concept Release related to Section 1(b)(2) of the 1940 Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers or dealers.  The Commission observed that the operation of an ETF - specifically, the processes by which a Creation Unit is purchased by delivering a basket of securities to the ETF and redeemed in exchange for a basket of securities - may lend themselves to certain conflicts of interest for an ETF’s investment adviser, which has discretion to specify the securities included in these baskets.  The Commission stated that these conflicts appear to be minimized in the case of an Index ETF because the universe of securities that may be included in the ETF’s portfolio generally is restricted by the composition of its underlying index.  The Commission raised concerns that the same might not be the case for an Active ETF due to the increased investment discretion of such an ETF’s adviser.
Since the Concept Release was issued, however, the Commission has clarified its precise Section 1(b)(2) concerns by requiring, in connection with its issuance of Active ETF orders, Condition A. 4, below.  Condition A. 4 provides as follows:
The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

In light of Condition A.4, the Adviser and any Sub-Adviser will be explicitly prohibited from using their positions with the Funds to select as Deposit or Redemption Instruments, for example, securities of themselves or their affiliates.
Even absent Condition A.4, Adviser believes that it (and any Sub-Adviser) would implicitly be prohibited from engaging in the activities at which Condition A.4 is directed by Section 48(a) of the 1940 Act.  Section 48(a) prohibits any person from doing indirectly anything it cannot do directly.  Thus, for example, just as Adviser could not directly cause a Fund to enter into a principal transaction that would violate Section 17(a) of the 1940 Act, due to Section 48(a) the Adviser also could not indirectly cause a Fund (by causing Authorized Participants) to engage in such transactions with the Fund.  In light of Section 48(a) and Condition A.4, Adviser expects that any concerns that the Commission might have had at the time of the Concept Release based on Section 1(b)(2) will be fully addressed by Applicants’ proposal.
Applicants further believe that any conflict posed for Fund affiliates by Applicants’ proposal is no greater than any conflict posed for the same affiliates with respect to any actively managed discretionary account, including the many registered mutual funds advised by Adviser.  To address these conflicts, prior to relying on the ETF Relief, the Adviser will adopt policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.  The Adviser will specifically adopt polices relating to the Funds, in accordance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, which will (a) require any personnel responsible for the portfolio management of the Funds to pre-clear all non-exempt personal securities transactions with the Adviser’s compliance group, (b) require reporting of securities transactions to Adviser’s compliance group, and (c) restrict personal securities transactions in securities of certain issuers as specified by the Adviser’s Code of Ethics.  Any Sub-Adviser retained by the Adviser will be required to adopt similar policies and procedures, including a

Code of Ethics pursuant to rule 17j-1 under the 1940 Act and rule 204A-1 under the Advisers Act.  Thus, these same protections against conflicts of interest will be applied to the Funds.
2.	The Funds Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit ETFs
(a)	The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs
The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors.  Adviser believes the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:
•	Diversification: a diversified investment vehicle with the potential for above-market returns.
•	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.
•	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.
In addition, Applicants anticipate the Funds providing investors with the same type of liquidity as they have come to associate with ETFs.  Liquidity is one of the features of ETFs that appears to be most appreciated by today’s investors and is often identified as one of the features of ETFs that positively distinguish them from other investment options.  Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds.  As the Commission knows, one of the most widely touted advantages of the ETF structure is its tax efficiency, which is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind as much as possible so as to avoid recognizing capital gains on appreciated securities.
Applicants concede that the Funds may not be as tax efficient as, for example, certain Index ETFs.
B.           Legal Analysis of Relief
Although the Funds have features that distinguish them from other Active ETFs and Index ETFs, Applicants seek the same exemptive relief from the 1940 Act as traditional ETFs seek.  Namely, Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.
1.           Sections 2(a)(32) and 5(a)(1) of the 1940 Act
Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, except in the case of Small Allotment Redemption Orders, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares generally in Creation Units.
Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current Index ETFs and Active ETFs to redeem their shares only in Creation Units. While Applicants recognize that the Commission is concerned about the potential for more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of daily full portfolio holdings transparency, Applicants do not believe that such deviations will develop given the regular dissemination of the Tracking Basket INAV and the disclosure, with respect to each Fund, of the Tracking Basket.  Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares generally only in Creation Unit quantities.
2.           Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act
Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange18 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

18	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.19
Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.
In addition, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

19	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
3.           Section 22(e) of the 1940 Act
Applicants seek an Order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Global Funds under circumstances described below.20
Section 22(e) provides that, except under circumstances not relevant to this request:
No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.
Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days,

20
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.
The SAI will disclose those holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven (7) calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund.  Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.
Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.
Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above,

Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect redemptions in-kind.
If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fifteen (15) days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.
On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an Order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

4.           Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief
Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.
Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful
… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.
Section 17(a)(2) of the 1940 Act makes it unlawful
… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other, and in addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (each other Fund and registered investment company (or series thereof), an “Affiliated Fund”).
An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”
Section 2(a)(9) of the 1940 Act defines “control” as
…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.
Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.21
There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Tracking Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

21	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively.  Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer.   Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.  Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Instruments and current trading program.
Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.
Because the Fund portfolio will not be fully transparent, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Instruments to be included in the Tracking Basket (i.e., “cherry picking”).  Further, because the Deposit Instruments will be those found in the Tracking Basket, except in certain limited instances, a person purchasing Shares could not cause the Fund to include unwanted instruments it.  Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.
Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.
For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
5.           Section 12(d)(1) of the 1940 Act
Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit

Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.22 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.23  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”24
Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).25 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified

22	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

23	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

24	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

25	See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).26
Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).
The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order.  Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.
For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the

26	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between a Investing Fund or a Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.
With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.
Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-

Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.27
The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.28 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive rules and exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

27	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

28
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.
6.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.
Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;
(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.
The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.29
Second, the proposed transactions directly between the Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act.  As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as the Funds may offer Investing Funds an expanded array of Active ETF instruments in which to invest.  By avoiding the front-running and free-riding concerns that can arise with full transparency of Portfolio Instruments, the Funds may be suitable for a broader range of investment strategies than fully transparent Active ETFs.
For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption

29
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
IV.           Conditions.
Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:
A.           ETF Relief.
1.           As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.
2.           Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that, under normal circumstances, the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.
3.           The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the Closing Price or Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV.  The website will also disclose the Fund’s Tracking Basket and Tracking Basket INAV.
4.           The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

5.           Each Fund will provide for the ability of Beneficial Owners to submit orders to redeem Shares at NAV directly to a Fund for a period of up a specified period of time following the Trigger of a Small Allotment Redemption Period, as established by the Board.  In no event will the Board establish a Trigger that would allow a Fund’s Shares to trade at a material discount, as determined by the Board in its sole discretion taking into account the Fund’s investment strategy and portfolio holdings, for specified period of time.  The Board otherwise shall exercise discretion over the Trigger and establish, for each Fund, a Trigger deemed to be in the best interest of the Fund’s shareholders.  Upon the occurrence of a Fund’s Trigger, the Fund will notify Beneficial Owners of their ability to place a Small Allotment Redemption Order by delivering notice, via the Fund’s transfer agent and DTC, to DTC Participants, and posting information about the Small Allotment Redemption Period on the Fund’s website.
6.           The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of substantially similarly structured non-transparent Active ETFs.
B.           Section 12(d)(1) Relief.
1.           The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
2.           No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
3.           The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
4.           Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
5.           The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
6.           No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.
7.           The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.
8.           Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.
9.           Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.           Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
11.           Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.
12.           No Fund relying on this Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.
V.           Procedural Matters.
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act.  Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Applicants have attached copies of the resolutions relating to the respective authorizations.  Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.
Dated:           September 26, 2014

FIDELITY BEACH STREET TRUST

By: /s/ Marc R. Bryant Name: Marc R. Bryant Title: Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY

By: /s/ Scott C. Goebel Name: Scott C. Goebel Title: Senior Vice President, General Counsel and Secretary

FMR CO., INC.

By: /s/ Scott C. Goebel Name: Scott C. Goebel Title: Senior Vice President, General Counsel and Secretary
FIDELITY DISTRIBUTORS CORPORATION

By: /s/ Scott E. Couto Name: Scott E. Couto Title: President

AUTHORIZATION

FIDELITY BEACH STREET TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Marc R. Bryant, in his capacity as Secretary of the Fidelity Beach Street Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on September 19, 2014:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/ Marc R. Bryant
Marc R. Bryant	September 26, 2014
Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

In accordance with Rule 0-2(c) under the 1940 Act, Scott C. Goebel states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company have been taken, and that as Senior Vice President, General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company.

/s/ Scott C. Goebel
Scott C. Goebel	September 26, 2014
Senior Vice President, General Counsel and Secretary

AUTHORIZATION

FMR CO., INC.

In accordance with Rule 0-2(c) under the 1940 Act, Scott C. Goebel states that all actions necessary to authorize the execution and filing of this Application by FMR Co., Inc. have been taken, and that as Senior Vice President, General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of FMR Co., Inc.

/s/ Scott C. Goebel
Scott C. Goebel	September 26, 2014
Senior Vice President, General Counsel and Secretary

AUTHORIZATION

FIDELITY DISTRIBUTORS CORPORATION

In accordance with Rule 0-2(c) under the 1940 Act, Scott E. Couto states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Fidelity Distributors Corporation.

/s/ Scott E. Couto
Scott E. Couto	September 26, 2014
President

VERIFICATION

FIDELITY BEACH STREET TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Beach Street Trust, that he is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Marc R. Bryant
Marc R. Bryant	September 26, 2014
Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Management & Research Company, that he is Senior Vice President, General Counsel and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott C. Goebel
Scott C. Goebel	September 26, 2014
Senior Vice President, General Counsel and Secretary

VERIFICATION

FMR CO., INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of FMR Co., Inc., that he is Senior Vice President, General Counsel and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott C. Goebel
Scott C. Goebel	September 26, 2014
Senior Vice President, General Counsel and Secretary

VERIFICATION

FIDELITY DISTRIBUTORS CORPORATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Distributors Corporation, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott E. Couto
Scott E. Couto	September 26, 2014
President

Appendix A

Fidelity Active ETF seeks long-term capital growth. The Adviser normally invests the fund’s assets primarily in common stocks. The Adviser may from time to time invest a portion of the fund’s assets in bonds, including lower-quality debt securities.  The Adviser may invest the fund’s assets in securities of foreign issuers, in addition to securities of domestic issuers.  The Adviser is not constrained by any particular investment style.  At any given time, the Adviser may tend to buy “growth” stocks or “value” stocks or a combination of both types. In buying and selling securities for the fund, the Adviser relies on fundamental analysis, which involves a bottom-up assessment of a company’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.